EX-99.B-77I

                          UNITED CASH MANAGEMENT, INC.

SUB-ITEM 77I
(a) and (b):        Terms of New or Amended Securities

                    The Fund has five classes of shares. Prior to October 4, 1999, the Fund offered two classes of shares to the public. Shares outstanding on that date were designated as Class A shares and Class B shares. As of October 4, 1999, the Fund also offers Class C shares, Class B shares (the Class B shares were redesignated as Waddell & Reed Money Market B shares when a new Class B was created) and Waddell & Reed Money Market C shares. Class B shares have a deferred sales charge on shares sold within six calendar years and are subject to a 0.25% service charge and a 0.75% distribution charge. Class C shares have a 1% deferred sales charge on shares sold within twelve months and are subject to a 0.25% service charge and a 0.75% distribution charge. Waddell & Reed Money Market B shares have a deferred sales charge on shares sold within four calendar years and are subject to a 0.25% service charge and a 0.75% distribution charge. Waddell & Reed Money Market C shares have a 1% deferred sales charge on shares sold within twelve months and are subject to a 0.25% service charge and a 0.75% distribution charge.

                    Each share (regardless of class) has one vote. All shares of the Fund vote together as a single class, except as to any matter for which a separate vote of any class is required by the Investment Company Act of 1940, and except as to any matter which affects the interests of one particular classes, in which case only the shareholders of the affected class are entitled to vote, as a separate class. Shares are fully paid and nonassessable when purchased. The addition of the new Class B, Class C, and Waddell & Reed Money Market C shares had no effect on the rights of the existing shareholders.